Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

EUROPEAN COMMISSION’S

ANTITRUST PROCEEDINGS IN EUROPE CLOSED

MONTERREY, MEXICO. JULY 31, 2015.– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that the proceedings formally initiated by the European Commission on December 8, 2010 against CEMEX and other companies regarding anticompetitive practices in Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom, has been closed by the European Commission. As a result, CEMEX is not subject to any fines or penalties resulting from such proceedings.

CEMEX cooperated with the European Commission throughout the process and, in general, will take any necessary steps to continue to operate in accordance with the laws and regulations of the countries in which it does business.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. CEMEX assumes no obligation to update or correct the information contained in this press release.